Exhibit 99.1

Company Contacts: Pasquale (Pat) Di Lillo Vice President, Chief Financial Officer (514) 397-2592

BIRKS GROUP REPORTS FISCAL 2019 RESULTS

Montreal, Quebec. June 21, 2019 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 30, 2019 (“fiscal 2019”).

Highlights

All figures presented herein are in Canadian dollars.

During fiscal 2019, the Company continued to focus on the execution of its transformation plan intended to return the Company to profitability and propel it onto the path of long-term value creation for its shareholders.

In fiscal 2019, the Company reported net sales of $151.0 million, an increase of $4.4 million or 3% compared to the prior fiscal year, driven by an increase in comparable store sales of 1%. The Company also reported an improvement in gross margin percentage of 80 basis points and a reduction in operating expenses of $1.5 million compared to the prior fiscal year. As planned during this period of strategic change, the Company recorded a loss from continuing operations of $18.3 million.

The Company achieved several important milestones in fiscal 2019 as evidenced by its investments in both short-term and long-term growth initiatives. It finalized major renovations and remodeling of its three flagship locations, in Montreal (completed in June 2018, which experienced a 102% growth in sales over the comparable period of time), Vancouver (completed the addition of 3 shop-in-shops in February 2019), and Toronto (completed in March 2019). As a result of significant investment in its website and e-commerce platform, the Company also experienced sales growth of 110% in its e-commerce business.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Fiscal 2019 represented an important milestone in the Company’s transition as part of its five-year strategic plan which began in 2018. During the fiscal year, we incurred significant expenses and invested considerably in our CAPEX program as we focused our efforts on completing the transformation of our value proposition. The return to normal selling conditions after the remodeling of the flagship stores has been a key reason for the increase in sales and the recovery in gross margin that we are reporting for fiscal 2019. In fact, in the last quarter of the fiscal year, we saw an 11% increase in sales over the prior year comparable period and continue to see strong growth in the first two months of fiscal 2020. The completion of the renovations at our flagship stores in Montreal, Vancouver, and Toronto allows us to feature some of the most reputable watch and jewelry brands in the world, alongside Birks fine jewelry and bridal collections, including for example the introduction of a Richard Mille shop-in-shop in Vancouver as well as Rolex and Van Cleef & Arpels shop-in-shops in Montreal. We also opened a Graff Boutique and a Patek Philippe boutique in Vancouver, in addition to the remodeling of certain key store locations in Ontario and Quebec.”

Mr. Bédos added: “Having accomplished an important part of our strategic plan in completing the major renovations to our Flagship stores in fiscal 2019, we now continue to focus our full attention to the execution of our strategic plan and its four key strategic initiatives:

•	offering our customers access to the most reputable watch and jewelry brands through a complete omni-channel experience;

•	expanding our e-commerce and wholesale channels through key strategic investments;

•	renewing our bridal and fine jewelry product offerings accentuating quality, design and accessible price points and;

•	developing the Birks product brand to position it as an international brand.

We are confident that the execution of these initiatives, combined with our on-going optimization of corporate overhead cost will better position the Company for long-term growth and value creation.”

Financial overview for fiscal 2019:

•

Net sales from continuing operations for fiscal 2019 increased by $4.4 million, or 3%, to $151.0 million, compared to $146.6 million in fiscal 2018. This $4.4 million increase in net sales in fiscal 2019 was primarily driven by the successful re-opening of the Company’s Montreal flagship store. The store re-opened in June 2018 after undergoing major renovations in fiscal 2018 and the first quarter of fiscal 2019, yielding a 102% sales increase in this location over the comparable period of time. The Company also experienced sales growth throughout the majority of its retail network as well as through its e-commerce channel, partially offset by lower sales in the Vancouver region driven by a temporary decline in certain affluent tourists in the second half of the fiscal year;

•

Comparable store sales from continuing operations in fiscal 2019 were 1% greater than in the comparable prior period. The increase was driven by strong sales of Birks branded products and increased sales of third party branded timepieces;

•

Gross profit from continuing operations was $58.6 million, or 38.8% of net sales, for fiscal 2019 compared to $55.7 million, or 38.0% of net sales, for fiscal 2018. The increase of 80 basis points in gross margin percentage was mainly attributable to product sales mix as well as to a reduction in sales promotions in fiscal 2019 compared to fiscal 2018 during which the Company was engaged in more promotional activity as a result of the Montreal and Toronto flagship locations undergoing major renovations during the fiscal year;

•

Selling, general and administrative (“SG&A”) expenses from continuing operations were $67.1 million, or 44.4% of net sales, in fiscal year 2019 compared to $66.8 million, or 45.5% of net sales, in fiscal 2018, an increase of $0.3 million. This nominal increase is driven in part by higher direct variable costs driven by increased sales, such as sales commissions and credit card transaction fees, as well as by higher occupancy costs resulting from new leases, notably at our Toronto flagship location. As a percentage of net sales, SG&A expenses from continuing operations decreased by 110 basis points in fiscal 2019 as compared to fiscal 2018;

•

The Company’s fiscal 2019 reported operating loss from continuing operations was $13.6 million, a decrease of $4.4 million compared to a reported operating loss from continuing operations of $18.0 million for fiscal 2018. Adjusted operating loss from continuing operations (see “Non-GAAP measures”), which excludes restructuring costs and impairment charges was $12.4 million, a decrease of $1.9 million compared to an adjusted operating loss from continuing operations of $14.3 million in fiscal 2018 (excluding restructuring costs and impairment charges); and

•

The Company recognized a net loss for fiscal 2019 of $18.7 million, or $1.04 per share, comprised of a net loss from continuing operations of $18.3 million or $1.02 per share, and a net loss from discontinuing operations of $0.4 million, or $0.02 per share, compared to net income in fiscal 2018 of $14.1 million, or $0.78 per share comprised of a net loss from continuing operations of $22.0 million, or $1.22 per share, and net income from discontinued operations of $36.1 million (including a one-time gain on disposal of discontinued operations of $37.7 million), or $2.00 per share.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 26 stores under the Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Non-GAAP Measures

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Total adjusted operating expenses from continuing operations and adjusted operating loss from continuing operations

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans and impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The tables below reconcile total operating expenses from continuing operations and operating loss from continuing operations from GAAP to non-GAAP for the periods presented.

Reconciliation of non-GAAP measures	Fiscal year ended March 30, 2019
($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	72,193	(1,182)	(46)	70,965
as a % of net sales from continuing operations	47.8%			47.0%

Operating loss and adjusted operating loss – from continuing operations	(13,616)	1,182	46	(12,388)
as a % of net sales from continuing operations	(9.0)%			(8.2)%

Reconciliation of non-GAAP measures	Fiscal year ended March 31, 2018*
($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	73,700	(894)	(2,788)	70,018
as a % of net sales from continuing operations	50.3%			47.8%

Operating loss and adjusted operating loss – from continuing operations	(18,007)	894	2,788	(14,325)
as a % of net sales from continuing operations	(12.3)%			(9.8)%

Reconciliation of non-GAAP measures	Fiscal year ended March 25, 2017*
($’000)	GAAP Measure	Restructuring costs (a)	Impairment of long lived assets (b)	Non-GAAP Adjusted measure
Total operating expenses and total adjusted operating expenses – from continuing operations	65,924	(897)	—	65,027
as a % of net sales from continuing operations	43.1%			42.5%

Operating loss and adjusted operating loss – from continuing operations	(4,392)	897	—	(3,495)
as a % of net sales from continuing operations	(2.9)%			(2.3)%

*

The Company has changed its reporting currency from USD to CAD for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used CAD as its reporting currency (see note 1 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the fiscal year-ended March 30, 2019).

(a)	Expenses associated with the Company’s operational restructuring plan
(b)

For fiscal 2019, non-cash impairment associated with the impairment of long-lived assets at a retail location due to the projected operating performance of the location. For fiscal 2018, non-cash impairment associated with the impairment of long-lived assets at a retail location due to the projected operating performance of the location and software impairment associated with a decision to modify the scope of the implementation of the Company’s new enterprise resource planning system

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the Company’s continued focus on the execution of its transformation plan is intended to return the Company to profitability and propel it onto the path of long-term value creation for its shareholders, and that execution of the Company’s initiatives, combined with its on-going optimization of corporate overhead cost will better position the Company for long-term growth and value creation. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - AUDITED

(In thousands)

	Fiscal Year Ended
	March 30, 2019	March 31, 2018*	March 25, 2017*
	(In thousands, except per share amounts)
Net sales	$151,049	$146,608	$152,992
Cost of sales	92,472	90,915	91,460

Gross profit	58,577	55,693	61,532

Selling, general and administrative expenses	67,106	66,754	61,599
Restructuring charges	1,182	894	897
Depreciation and amortization	3,859	3,264	3,428
Impairment of long-lived assets	46	2,788	—

Total operating expenses	72,193	73,700	65,924

Operating loss	(13,616)	(18,007)	(4,392)
Interest and other financial costs	4,689	3,988	4,467

Loss from continuing operations	(18,305)	(21,995)	(8,859)
Income taxes (benefits)	—	—	—

Loss from continuing operations	(18,305)	(21,995)	(8,859)

Discontinued operations:
(Loss) income from discontinued operations, net of tax	(381)	(1,592)	15,934
Gain on disposal of discontinued operations	—	37,682	—

Net (loss) income from discontinued operations, net of tax	(381)	36,090	15,934

Net (loss) income	$(18,686)	$14,095	$7,075

Weighted average common shares outstanding:
Basic	17,961	17,961	17,961
Diluted	17,961	18,393	18,418

Net income per common share:
Basic	$(1.04)	$0.78	$0.39
Diluted	(1.04)	0.77	0.38

Net (loss) income from continuing operations per common share:
Basic	$(1.02)	$(1.22)	$(0.49)
Diluted	(1.02)	(1.20)	(0.48)

*	Recast (see note 1 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the year-ended March 30, 2019)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – AUDITED

(In thousands)

	As of
	March 30, 2019	March 31, 2018*
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$1,179	$1,005
Accounts receivable and other receivables	3,537	5,845
Inventories	91,541	84,827
Prepaids and other current assets	2,142	4,929

Total current assets	98,399	96,606

Property and equipment	29,727	19,426
Long-term receivables	1,266	365
Intangible assets and other assets	4,403	3,878

Total non-current assets	35,396	23,669

Total assets	$133,795	$120,275

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$47,021	$36,925
Accounts payable	33,264	26,364
Accrued liabilities	9,657	7,496
Current portion of long-term debt	993	3,372

Total current liabilities	90,935	$74,157

Long-term debt	16,111	4,838
Other long-term liabilities	12,966	8,803

Total long-term liabilities	29,077	13,641

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	35,593	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,120	19,042
Accumulated deficit	(98,473)	(79,787)
Accumulated other comprehensive loss	(212)	(126)

Total stockholders’ equity	13,863	32,477

Total liabilities and stockholders’ equity	$133,795	$120,275

*	Recast (see note 1 to the accompanying notes to the financial statements in the Company’s Annual Report on Form 20-F for the year-ended March 30, 2019)